Pillsbury Winthrop Shaw Pittman LLP

50 Fremont Street | San Francisco, CA 94105-2228 | tel 415.983.1000 | fax 415.983.1200

MAILING ADDRESS: P. O. Box 7880 | San Francisco, CA 94120-7880

January 15, 2010

Via EDGAR and Facsimile

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0510

Attention: Pamela A. Long, Assistant Director

Re:	Headwaters Incorporated

Form S-4 filed November 23, 2009

File No. 333-163285

Dear Ms. Long:

On behalf of our client, Headwaters Incorporated (the “Company”), we hereby provide the following information in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in their letter dated December 16, 2009. Set forth below are the Company’s responses to the Staff’s comments. The number of the responses and the headings set forth below correspond to the numbered comments and headings on the letter from the Staff. Simultaneously with this letter, the Company is filing pre-effective Amendment No. 1 to the Registration Statement on Form S-4 to reflect the Company’s responses to the Staff’s comments. We also enclose for your convenience a marked copy of pre-effective Amendment No. 1 to the Registration Statement on Form S-4.

General

1.	As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

Response: The Company confirms that the offer will expire at 5:00 p.m., New York City time, on the twenty-first business day following commencement.

United States Securities and Exchange Commission

January 15, 2010

Prospectus Cover Page

2.	Please revise to disclose the following on the cover page of the prospectus:

•	Broker-dealers who receive new securities pursuant to the exchange offer acknowledge that they will deliver a prospectus in connection with any resale of such new securities; and

•

Broker-dealers who acquired the old securities as a result of market-making or other trading activities may use the prospectus for the exchange offer, as supplemented or amended, in connection with resales of the new securities.

Response: The Company has revised the cover page to include the disclosure in the bullet points above by moving the second paragraph on page i under the section entitled “About This Prospectus” to the cover page.

About This Prospectus, page i

3.	We note the statement in the third paragraph that “[e]ach statement concerning the provisions of any document is qualified in its entirety by reference to the document so filed.” You may not qualify information in the prospectus in this manner unless incorporation by reference or a summary of a document filed as an exhibit is required. See Rule 411(a) of Regulation C. Please revise accordingly. Please also comply with this comment in the first paragraph under “Where You Can Find More Information” on same page.

Response: The Company has deleted the third paragraph under the section entitled “About This Prospectus” and revised the language in the first paragraph under the section entitled “Where You Can Find More Information.”

Forward-Looking Statements, page ii

4.	The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Response: The Company has revised the section entitled “Forward-Looking Statements” to state explicitly that the safe harbor protections provided in the Private Securities Litigation Reform Act of 1995 do not apply to statements made in connection with the offer.

United States Securities and Exchange Commission

January 15, 2010

The Exchange Offer, page 17

Transferability of the Exchange Notes, page 18

5.	We note the representations that parties must make who are wishing to exchange outstanding note[s] for exchange notes. Please revise or expand the list of representations to include the following:

•	A representation that the acquisition of the exchange notes will be received in the holder’s as well as any beneficial owner’s ordinary course of business.

•	A representation from each holder that it is not engaged in and does not intend to engage in a distribution of the exchange notes.

Response: The Company has revised and expanded the list of representations to include the bullet points referenced above.

Expiration Date; Extensions; Amendments; Termination, page 20

6.	We note your reservation of the right to amend the terms of the offer. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Response: The Company has revised the relevant language in the prospectus to make clear that the Company will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

7.	In addition to your statement that you “will promptly announce any extension, amendment or termination of the exchange offer by issuing a press release,” we note your disclosure that you “reserve[ ] the right, in [your] absolute discretion, to . . (iii) amend the exchange offer by giving oral or written notice of such delay, extension, termination or amendment to the exchange agent.” Please advise us as to how oral notice of any extension is reasonably calculated to reach registered holders of the outstanding notes or otherwise satisfies the requirements of Rule 14e-l(d).

Response: The Company has revised the relevant disclosure to delete the disclosure that the Company will provide notice orally.

United States Securities and Exchange Commission

January 15, 2010

8.	Please confirm in your prospectus that any notice of extension will disclose the number of securities tendered as of the date of the notice in compliance with Rule 14e-1(d).

Response: The Company has revised the relevant disclosure to state that any notice that the Company provides to extend the exchange offer will disclose the number of securities tendered as of the date of the notice.

Settlement Date, page 20

9.	We note the disclosure indicating that you will issue exchange notes or return any outstanding notes not accepted for exchange “as soon as practicable” after expiration or termination of the exchange offer. Rule 14e-1(c) requires that you exchange the notes or return the old notes “promptly” upon expiration or termination of the offer, as applicable. Please revise here and throughout your filing accordingly.

Response: The Company has revised the disclosure to replace “as soon as practicable” with “promptly” in reference to the issuance of exchange notes or return of any outstanding notes upon expiration or termination of the offer, as applicable.

Material United States Federal Income Tax Consequences, page 79

10.	As counsel is providing a short-form opinion with respect to the material U.S. federal income tax consequences of the exchange offer, please revise the tax disclosure to provide that the disclosure is counsel’s tax opinion.

Response: The Company has revised the tax disclosure to provide that the summary is counsel’s tax opinion.

Exhibit 5.1 – Legal Opinion

11.	Please have counsel revise its legal opinion to also cover the guarantees and provide that they are binding obligations of the guarantors.

Response: Counsel has revised its legal opinion filed as Exhibit 5.1 to cover the guarantees. A revised Exhibit 5.1 legal opinion is filed concurrently with Amendment No. 1. With respect to matters governed by Michigan, Ohio, Pennsylvania, South Carolina and Utah, legal counsel in its Exhibit 5.1 opinion relied on opinion of local counsel. Such local counsel opinions have been filed concurrently with Amendment No. 1 as Exhibits 5.2 through 5.6.

United States Securities and Exchange Commission

January 15, 2010

Exhibit 8.1 – Tax Opinion

12.	As counsel is providing a short-form opinion with respect to the material U.S. federal income tax consequences of the exchange offer, please have counsel state in its opinion that the tax discussion in the prospectus is counsel’s opinion with respect to the exchange offer. Counsel’s current disclosure in its opinion that the statements in the tax discussion in the prospectus “constitute accurate summaries” is not sufficient.

Response: The legal opinion referenced above has been revised. A revised Exhibit 8.1 legal opinion is filed concurrently with Amendment No. 1.

Exhibit 99.1 – Form of Letter of Transmittal

13.	Please revise the letter of transmittal to address each of the comments above, as applicable.

Response: The Company has revised the letter of transmittal to address such comments. A revised copy of the letter of transmittal is filed concurrently with Amendment No. 1.

14.	Please delete the language in the letter of transmittal requiring the holder to acknowledge that it has “reviewed the Prospectus.” Please also revise your prospectus disclosure under the heading “Letter of Transmittal...,” accordingly.

Response: The Company has deleted the language in the letter of transmittal requiring the holder to acknowledge that it has “reviewed the Prospectus.” A revised copy of the letter of transmittal is filed concurrently with Amendment No. 1. The Company has also deleted the corresponding language in the prospectus under the heading noted above.

Supplemental Letter

15.	We have read your supplemental letter filed December 3, 2009. Please revise your letter to address each of the following:

•

Represent that, with respect to any broker-dealer that participates in the exchange offer with respect to outstanding notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with you or any of your affiliates to distribute the exchange notes.

United States Securities and Exchange Commission

January 15, 2010

•

Confirm that you will make each person participating in the exchange offer aware that any broker-dealer who holds outstanding notes acquired for its own account as a result of market-making activities or other trading activities, and who receives exchange notes in exchange for such outstanding notes pursuant to the exchange offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such exchange notes.

•	Confirm that you will also include in the transmittal letter to be executed by an exchange offeree in order to participate in the exchange offer the following additional provision:

If the exchange offeree is a broker-dealer holding outstanding notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgement that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of exchange notes received in respect of such outstanding notes pursuant to the exchange offer.

Response: The Company has revised its supplemental letter dated December 3, 2009 to address each of the above points. A revised copy of the supplemental letter is filed concurrently with Amendment No. 1.

*    *    *

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

January 15, 2010

Please contact either the undersigned at (415) 983-1032 or Linda C. Williams of Pillsbury Winthrop Shaw Pittman LLP at (415) 983-7334, if you have any questions or comments regarding the foregoing. Thank you for your prompt assistance with this matter.

Very truly yours,

/s/ Patrick J. Devine
Patrick J. Devine

cc:	Linda C. Williams, Pillsbury Winthrop Shaw Pittman LLP

Kirk A. Benson, Headwaters Incorporated

Harlan M. Hatfield, Esq., Headwaters Incorporated